Exhibit 99.1

Medigus Announces CEO Chris Rowland to Step Down

OMER, Israel, January 10, 2019 – (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and an innovator in direct visualization technology, announced today that Mr. Chris Rowland, the company’s chief executive officer will step down effective as of February 28, 2019. Following such date, Mr. Rowland will continue to work with the company as a consultant to contribute from his experience and understanding of the company’s products to promoting shareholder value through the MUSE™ and ScoutCam™ portfolios.

An executive committee appointed by the board of directors will undertake Mr. Rowland’s responsibilities until a replacement is appointed.

Chris Rowland was appointed chief executive officer of Medigus in October 2013 and has since played a key role in the development and commercialization of the Company’s products. “On behalf of the entire board, I want to thank Chris Rowland for his contribution to Medigus over the past five years and commend him for acting always with the highest personal and professional integrity” said Prof. Benad Goldwasser, chairman of the board of directors. “Given his dedication to Medigus, it is no surprise that Chris intends to continue to support the company’s activity”.

“It has been an honor to work at Medigus for the past years and I look forward to working with the board of directors to identify new opportunities for the company’s products” said Mr. Rowland.

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. Medigus makes persistent efforts to gain MUSE adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange Ltd.). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

About the micro ScoutCam™ Portfolio

As an expert in micro-endoscopic devices, Medigus developed the micro ScoutCam™ portfolio, which consists of a variety of micro CMOS and CCD video cameras, and includes micro ScoutCam™ 1.2, which to the best of the company's knowledge, is the smallest in the world. micro ScoutCam technology features optic and illumination solutions, micro sensors and high-end DSP video processors that can be tailored for both medical and industrial applications. Customization and seamless integration is at the forefront of the micro ScoutCam portfolio’s design. All micro ScoutCam cameras are manufactured at Medigus’ facilities, in a controlled environment, ISO 7 per the ISO 14644-1:2015 Standard and 13485:2016 for Quality Management System.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:

Chantal Beaudry

Lazar Partners Ltd.

212-867-1762

cbeaudry@lazarpartners.com